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14048350

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC Mail Processing Section
FEB 28 2014
Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARQ Associates dba William & Henry Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 Avenue of the Stars Suite 200
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID IANNINI 602-317-3803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaRue, Corrigan, McCormick & Teasdale LLP
(Name – *if individual, state last, first, middle name*)

5959 Topanga Canyon Blvd Suite 180 (Address) Woodland Hills (City) CA (State) 91367 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/26/14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Iannini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAR & Associates dba William & Henry Associates, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached NOTARIZED Paperwork

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 18th day of February, 2014 by David J Iannini,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

S. L. Pogue

Signature (Notary seal)

S. L. POGUE
Commission # 1935550
Notary Public - California
Los Angeles County
My Comm. Expires May 6, 2015

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited
(Title or description of attached document)

Report Form X-17A-5 PtIII
(Title or description of attached document continued)

Number of Pages 20 Document Date 18 Feb 14

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

MAR & ASSOCIATES, INC.
dba WILLIAM AND HENRY ASSOCIATES
(an S-Corporation)
As of December 31, 2013

Table of Contents

LaRue
Corrigan
McCormick &
Teasdale LLP
CERTIFIED PUBLIC ACCOUNTANTS

5959 Topanga Canyon Blvd., Suite 180
Woodland Hills, CA 91367
Phone (818) 587-9300 Fax (818) 347-0904
www.lcmtcpa.com

Robert LaRue (818) 587-9302
Mike McCormick (818) 587-9303
Ken Teasdale (818) 587-9305

INDEPENDENT AUDITORS' REPORT

To the Shareholder
MAR & Associates, Inc.
dba William and Henry Associates:

We have audited the accompanying statement of financial condition of MAR & Associates, Inc. dba William and Henry Associates (an S Corporation) (the "Company"), as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MAR & Associates, Inc. dba William and Henry Associates as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

LaRue, Corrigan, McCormick + Teasdale LLP

February 23, 2014

MAR & ASSOCIATES, INC.
dba WILLIAM AND HENRY ASSOCIATES
(an S-Corporation)
Statement of Financial Condition
As of December 31, 2013

Assets

Current assets:		
Cash	$	95,070
Accounts receivable		8,031
Prepaid expenses and other current assets		500
Total current assets		103,601
Total assets	$	103,601

Liabilities and shareholder's equity

Current liabilities:		
Accounts payable	$	25,168
Commitments		
Shareholder's equity:		
Common stock, no par value, 50,000,000 shares authorized; 100 shares issued and outstanding		-
Additional paid in capital		1,941,884
Accumulated deficit		(1,863,451)
Total shareholder's equity		78,433
Total liabilities and shareholder's equity	$	103,601

See independent auditors' report and accompanying notes.

MAR & ASSOCIATES, INC.
dba WILLIAM AND HENRY ASSOCIATES
(an S-Corporation)
Notes to the Financial Statements
December 31, 2013

NOTE 1 – ORGANIZATION

MAR & Associates, Inc. dba William & Henry Associates (the "Company") was formed as an Arizona Corporation on February 15, 2001 for the purpose of providing various financial advisory services. On June 15, 2012 (the "Registration Date"), the Company became registered as a Broker-Dealer with the Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company presents its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Balances

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances. The Company did not have cash on deposit exceeding the insured limit at December 31, 2013.

Accounts Receivable

Accounts receivable are stated at the amount management reasonably expects to collect from outstanding balances. The Company provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance for doubtful accounts and a credit to trade receivables.

Fair Value of Financial Instruments

The Company's balance sheet includes the following financial instruments: cash, accounts receivable and accounts payable. The Company considers the carrying amounts to approximate fair value because of the short maturity of these instruments.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company elected S Corporation status for federal and state purposes. Accordingly, the individual shareholder reports the earnings or losses before income taxes on their individual income tax returns, and therefore, no accrual has been made for federal income taxes in the accompanying financial statements. State income taxes were not accrued for as of December 31, 2013 due to their immateriality.

The Company follows ASC 740-10-25, which provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with ASC 740, "*Accounting for Income Taxes*". ASC 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The application of ASC 740-10-25 did not have a material impact on the Company's financial statements. The Company believes it is no longer subject to income tax examinations for the years prior to 2011.

Revenue Recognition

The Company records revenue upon receipt of non-refundable retainers, as well as agreed upon success fees related to transactions the Company has brokered on behalf of their clients.

Reclassifications

Certain reclassifications have been made to 2012 amounts to conform to 2013 financial statement presentation.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000.

NOTE 3 – NET CAPITAL REQUIREMENTS (CONTINUED)

The following summarizes the Company's net capital surplus at December 31, 2013:

Net capital	$ 69,884
Required net capital	5,000
Excess net capital	$ 64,884
Net capital ratio	0.36 to 1

NOTE 4 – COMMITMENTS

Bonus Plan

In December 2011, the Company adopted a Bonus Plan (the "Plan") whereby the Company has the ability to issue to its team members Bonus Units (the "Units") that vest over a timeframe determined by the Company and entitle the holder to a potential bonus payment. This payment is calculated pursuant to a specific formula as described in the Plan and upon the occurrence of specified triggering events. The triggering events are either 1) the sale of substantially all of the Company's assets, or 2) the date that the sole shareholder no longer owns at least 50% of the outstanding voting securities of the Company. The total Units issued by the Plan as of December 31, 2013 are 7,000,000 and vest over various time periods ending July 1, 2018.

Office Lease

The Company rents office space through leases in California and Arizona at approximately $600 per month which expire on various dates in 2014. Future minimum rent payments under operating leases were $3,522 as of December 31, 2013.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2014, the date the financial statements were available to be issued and determined that no matters required disclosure.